Exhibit 99.1

Caledonia Mining Corporation Plc
Resource Update at the Blanket Mine, Zimbabwe
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
St Helier, July 28, 2016.  Caledonia Mining Corporation Plc ("Caledonia" or the "Company") is pleased to announce an increase and upgrade to the resource base at its 49% owned subsidiary, the Blanket Mine in Zimbabwe.

Based on the diamond core drilling that has been done at depth below the Blanket Section over the past half year, 343,000 tonnes have been upgraded from the Inferred to the Indicated Resource category and an additional 1,276,000 tonnes of new inventory has been added to Inferred Resources.

This upgraded Indicated Resource of 343,000 tonnes, combined with the resources upgraded during 2015, have increased the quantum of reserves and indicated resources that may be used in the life of mine plan from 2,934,000 tonnes used for the Technical Report prepared by Minxcon in December 2014, to 4,889,000 tonnes currently and represents an increase of 67% per cent in terms of mineable tonnes and hence in the life of the mine.

Blanket Section Indicated Resources upgraded from Inferred Resources
Orebody	In situ Tonnes	Ave Width (m)	Grade (g/t)	Gold (oz)
Blanket Quartz Reef	60,200	3.82	6.72	6,400
No. 1 Orebody	51,900	6.07	5.52	6,600
No. 2 Orebody	150,700	4.28	4.24	25,300
2 Leader Reef	80,600	3.85	3.15	9,400
No. 4 Orebody	-	-	-	-
TOTAL	343,400	4.40	5.19	47,700

Blanket Section New Inferred Resources
Orebody	In situ Tonnes	Ave Width (m)	Grade (g/t)	Gold (oz)
Blanket Quartz Reef	611,000	3.82	5.80	103,000
No. 1 Orebody	326,000	6.07	5.58	50,000
No. 2 Orebody	281,000	4.28	3.70	35,000
No. 4 Orebody	58,000	3.65	4.80	14,000
TOTAL	1,276,000	4.47	5.00	202,000

The additional inferred resources in the Blanket section doubles the quantum previously estimated from this section of the mine.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com

3996682.1 C5501.J41218

After the update announced today, Blanket Mine's resources have increased both in terms of Indicated Resources and Inferred Resources; see new totals in the following table. The decline in Measured Resources is due to the production depletion for the first half year and will be recomputed at the end of the year.

Blanket Total Resources
Mineral Resource Category	Tonnes	Grade (g/t)	Contained Gold (oz)
Measured Resources	1,177,079	4.01	151,657
Indicated Resources	3,677,828	4.31	509,222
Total M&I	4,854,907	4.23	660,879
Inferred Resources	3,862,991	5.01	622,613
All resources for Blanket are shown on a 100% basis, Caledonia owns 49% of Blanket

Commenting on the resource upgrade, Steve Curtis, Caledonia's President and Chief Executive Officer said:

"This upgrade reflects the ongoing focus on resource development at Blanket mine.  It should be noted that the upgrades are only in the Blanket section of the mine and that further resource upgrades in the AR South, AR Main and Eroica sections will be released in the second half of the year.

"The upgrade of approximately 343,000 tonnes from Inferred Resource to Indicated Resource underscores the overall confidence level of Blanket's resources. The significant increase in new Inferred Resources occurred at depth and paves the way for the phase 2 expansion program to extend mining below the current target depth of 990 m Level.

"I am confident that the life of mine will be further supplemented by resource additions and upgrades as a result of the increased exploration activity, both at Blanket and also at the satellite projects."

About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia's primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe ("Blanket").  Caledonia's shares are listed in Canada on the Toronto Stock Exchange as "CAL", on London's AIM as "CMCL" and are also traded on the American OTCQX as "CALVF".
At 31 March 2016, Caledonia had net cash of US $8.8 million.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket's target production for 2016 is approximately 50,000 ounces. Caledonia expects to publish its results for the quarter to 30 June 2016 on 11 August 2016.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 702 998 or +27 11 447 2499 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204